UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2024

Commission File Number: 001-39152

Quantum Biopharma Ltd.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 INCORPORATION BY REFERENCE

This Report on Form 6-K/A and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Explanatory Note

On August 14, 2024, Quantum BioPharma Ltd. (“the “Company”) furnished a Form 6-K (“Original Form 6-K”) including its interim financial statements for the six months ended June 30,  2024.  This Form 6-K/A is being furnished  to provide its  interim financial statements for the six months ended June 30, 2024 using interactive data files in inline eXtensible Business Reporting Language (iXBRL) in accordance with Rule 405 of Regulation S-T. The documents listed in the Exhibit List are incorporated by reference into this Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A, as does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original  Form 6-K was originally filed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum Biopharma Ltd. (Registrant)

Date: August 16, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Financial statements for the period ending June 30, 2024

99.2	MDA for the period ending June 30, 2024

99.3	CEO Certificate

99.4	CFO Certificate

101.INS	XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.SCH	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File( formatted as Inline XBRL and contained in Exhibit 101)

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